               ----------------------------------------------


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1993 or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [FEE REQUIRED] for the transition period from _____________ to
     ______________.



     Commission File Number ...............    1-5964


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alco Standard Corporation Capital Accumulation Plan.


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          ALCO STANDARD CORPORATION
                                P.O. BOX 834
                         VALLEY FORGE, PA 19482-0834

                            REQUIRED INFORMATION
                            --------------------

a.  Financial Statements. The following financial statements are furnished for
    --------------------
    the Plan.


    1. Audited Statements of Net Assets Available for Benefits - December 31, 1993 and December 31, 1992.

    2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1993 and December 31, 1992.

    3.  Notes to Financial Statements

    4.  Schedules

        a.  Assets Held for Investment

        b. Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


b.  Exhibits
    --------

        Exhibit 23  Consent of Independent Auditors

                                     Financial Statements and Schedules

                                     Alco Standard Corporation
                                     Capital Accumulation Plan

                                     Years ended December 31, 1993 and 1992
                                     with Report of Independent Auditors

             Alco Standard Corporation Capital Accumulation Plan

                     Financial Statements and Schedules

                   Years ended December 31, 1993 and 1992



                                  Contents


Report of Independent Auditors..............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............   2
Statements of Changes in Net Assets Available for Benefits..   3
Notes to Financial Statements...............................   4


Schedules

Assets Held for Investment..................................   9
Transactions or Series of Transactions in Excess of
  5% of the Current Value of Plan Assets....................  10

                           Report of Independent Auditors


Trustees
Alco Standard Corporation Capital Accumulation Plan


We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Capital Accumulation Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alco Standard Corporation Capital Accumulation Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



April 29,  1994

              Alco Standard Corporation Capital Accumulation Plan

                Statements of Net Assets Available for Benefits

                                                 December 31
                                              1993          1992
                                        ----------------------------

Assets
Cash                                       $   137,394  $          -
Investments at fair value:
   Cash equivalents                                  -       272,090
   Alco Standard Corporation common stock   14,524,658     6,644,491
   Equity fund                               6,134,414     5,039,328
   Fixed income fund                        15,362,973    14,721,620
                                        ----------------------------
                                            36,022,045    26,677,529
Contributions receivable                       737,292     1,049,431
Dividends receivable                            65,002        42,219
                                        ----------------------------
Total assets                                36,961,733    27,769,179

Liabilities
Cash overdraft                                       -        10,146
Benefits payable                                     -       118,933
                                        ----------------------------
Total liabilities                                    -       129,079
                                        ----------------------------
Net assets available for benefits          $36,961,733   $27,640,100
                                        ============================

See accompanying notes.

              Alco Standard Corporation Capital Accumulation Plan

           Statements of Changes in Net Assets Available for Benefits

                                          Year ended December 31
                                            1993          1992
                                      ----------------------------

Additions:
  Employer contributions                 $ 1,199,076   $   921,249
  Employee contributions                   3,456,480     2,718,268
  Interest income                          1,188,952     1,284,783
  Dividend income                            231,193       130,095
  Transfer from affiliated Plan              433,467     1,698,143
                                      ----------------------------
                                           6,509,168     6,752,538

Deductions:
  Benefits to participants                 2,405,239     1,633,071
  Administrative expenses                     10,572        12,998
                                      ----------------------------
                                           2,415,811     1,646,069
                                      ----------------------------
                                           4,093,357     5,106,469

Realized and unrealized gain
  on investments                           5,228,276       326,176
                                      ----------------------------
Net increase for the year                  9,321,633     5,432,645

Net assets available for benefits at
  beginning of year                       27,640,100    22,207,455
                                      ----------------------------
Net assets available for benefits
  at end of year                         $36,961,733   $27,640,100
                                      ============================

See accompanying notes.

              Alco Standard Corporation Capital Accumulation Plan

                         Notes to Financial Statements

                               December 31, 1993


1.  Significant Accounting Policies

Contributions to the Fixed Income Fund are invested in unallocated investment contracts under which the principal and a stated interest rate are guaranteed. Contributions to the Equity Fund are invested by an insurance company in the common stock of major U.S. corporations. Contributions to the Alco Standard Corporation Common Stock Fund (Alco Common Stock Fund) are invested in the common stock of Alco Standard Corporation.

Investments in the Fixed Income Fund are stated at the contract value as estimated by the individual insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the insurance company's administrative charge. Investments in the Equity Fund are stated at current market value of the account as determined by The Equitable Life Assurance Company. Investments in the Alco Common Stock Fund are determined by use of the last reported sales price on the last business day of the plan year, as reported on a national security exchange.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the market value and the cost of distributions of Alco stock and equity fund units for withdrawals or terminated participants.

Benefits Payable

As required by the Internal Revenue Service, a $334,990 benefit payable and related expense is reported on Form 5500 for the plan year ended December 31, 1993.

2.  Description of the Plan

The Alco Standard Corporation Capital Accumulation Plan (the Plan) is a payroll savings plan made available to all employees of the Unijax Sloan Division of Unisource Worldwide, Inc., formerly Paper Corporation of America (the Company). Participants elect the apportionment of their contributions in 25% increments between the Fixed Income Fund, Equity Fund, and the Alco Common Stock Fund.

Employees with at least one month's service are eligible to participate in the Plan. Participants may contribute from one to sixteen percent of their salary on a before-tax basis by means of payroll deductions, so long as such amount does not exceed the maximum allowable under the Internal Revenue Code.

The Company contributes an amount to be determined each year based upon the level of the participant's contributions and the profitability of the Unijax Sloan location which employs the participant.

              Alco Standard Corporation Capital Accumulation Plan

2.  Description of the Plan (continued)

A participant is, at all times, 100% vested in the accounts containing employee contributions. The Plan provides for 25% vesting in employer contributions after two years of service, increasing 25% for each additional year of service, to 100% vesting after five years of service. The participant is also 100% vested in the employer contributions upon attainment of age sixty-two, upon death or disability, or upon termination of the Plan. The unvested portion of the employer's contribution is subject to forfeiture by terminated participants. Amounts forfeited will be used to reduce future contributions by the Company.

Upon termination of employment, all vested benefits are distributed in a single-sum payment with respect to the Fixed Income and Equity Funds. Distributions of vested benefits in the Alco Common Stock Fund are made in cash unless the participant elects a distribution in shares of Alco common stock.

When a participant dies, the beneficiary receives the value of the participant's Plan account in a single cash payment.

The Plan was amended effective October 1, 1992 to change the name of the Plan from the Unijax, Inc. Capital Accumulation Plan to the Alco Standard Corporation Capital Accumulation Plan. The amendment also provided for an additional investment option (the "Alco Option") which allows the participants to invest 1-6% of their salary on a pretax basis in Alco stock with an automatic 66-2/3% employer matching contribution.

The Plan was further amended to allow participants who cease to be eligible to participate in the Alco Standard Corporation Stock Participation Plan (SPP) due to their transfer of employment to Unijax Sloan to transfer their account balance from the SPP to the Plan. During the second quarter 1993, 8,775 shares of Alco common stock, with a market value of $433,467, were transferred to the Plan, and during the fourth quarter 1992, 48,072 shares of Alco common stock, with a market value of $1,698,143, were transferred to the Plan.

The Plan was amended effective December 31, 1993 to fully vest all participants in their account balances under the Plan as of December 31, 1993; to provide that no new participants will be admitted to the Plan after December 31, 1993; to provide that no further contributions to the Plan will be made after December 31, 1993; and to provide that no transfers from the Alco Option shall be permitted after December 31, 1993.

Information about the Plan is contained in the Summary Plan Description. Copies of this document are available from the Plan Administrator.

              Alco Standard Corporation Capital Accumulation Plan

3.  Federal Income Taxes

The Plan is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes.

4.  Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of December 31, 1993 are as follows:


                                        Shares or
       Identity of Investments          Par Value      Cost      Market Value
- - - -----------------------------------------------------------------------------

Massachusetts Mutual Life Insurance
Company Contract GSA 10291             $ 5,500,168  $ 5,500,168   $ 5,500,168

Connecticut General Life Insurance
Company Contract #35020                  9,862,805    9,862,805     9,862,805

Equitable Capital Management
Corporation                                    174    3,036,768     6,134,414

Alco Standard Common Stock                 265,289   10,138,616    14,524,658

              Alco Standard Corporation Capital Accumulation Plan

4.  Investments (continued)


The allocation of assets to the separate investment programs at December 31, 1993 and 1992 follows:

                              Fixed Income                        Alco Common
                                 Fund           Equity Fund        Stock Fund        Cash Fund          Total
                           --------------------------------------------------------------------------------------
1993
- - - ----
Assets
Cash                         $         -        $        -        $          -    $   137,394       $    137,394
Investments:
   Fixed income fund          15,362,973                                                               15,362,973
   Equity fund                                   6,134,414                                              6,134,414
   Common stock of
     Alco Standard                                                  14,524,658                         14,524,658
Contributions receivable                                                               737,292            737,292
Dividends receivable                                                    65,002                             65,002
                           --------------------------------------------------------------------------------------
Total assets                 $ 15,362,973       $ 6,134,414       $ 14,589,660    $    874,686       $ 36,961,733
                           ======================================================================================

                                 Fixed Income                       Alco Common
                                    Fund           Equity Fund       Stock Fund         Cash Fund      Total
                           --------------------------------------------------------------------------------------
1992
- - - ----
Assets
Investments:
   Fixed income fund            $ 14,721,620    $         -       $          -    $           -      $ 14,721,620
   Equity fund                                    5,039,328                                             5,039,328
   Common stock of
     Alco Standard                                                   6,644,491                          6,644,491
   Cash equivalents                                                                     272,090           272,090
Contributions receivable                                                              1,049,431         1,049,431
Dividends receivable                                                    42,219                             42,219
                           --------------------------------------------------------------------------------------
Total assets                      14,721,620    $ 5,039,328       $  6,686,710    $   1,321,521      $ 27,769,179

Liabilities
Cash overdraft                                                                           10,146            10,146
Benefits payable                                                                        118,933           118,933
Net assets                      $ 14,721,620    $ 5,039,328       $  6,686,710    $   1,192,442      $ 27,640,100
                           ======================================================================================

              Alco Standard Corporation Capital Accumulation Plan

4.  Investments (continued)

The changes in net assets available for benefits for the years ended December 31, 1993 and 1992 were allocated among the investment programs as follows:

                              Fixed Income               Alco Common
                                 Fund       Equity Fund   Stock Fund     Cash Fund       Total
                           ----------------------------------------------------------------------
Net assets at
  December 31, 1991          $ 14,956,033  $  3,849,774  $  3,597,495  $  (195,847)  $ 22,207,455

Employer contributions                                                     921,249        921,249
Employee contributions                                                   2,718,268      2,718,268
Investment income               1,236,128        48,655       122,004        8,091      1,414,878
Benefit payments                                                        (1,633,071)    (1,633,071)
Administrative expenses                                                    (12,998)       (12,998)
Realized and unrealized
   gain or loss on
   investments                                   93,679       232,497                     326,176
Transfer from affiliated
   plan                                                     1,698,143                   1,698,143
Intrafund transfers            (1,470,541)    1,047,220     1,036,571     (613,250)             -
                           ----------------------------------------------------------------------
Total assets at
   December 31, 1992           14,721,620     5,039,328     6,686,710    1,192,442     27,640,100

Employer contributions                                                   1,199,076      1,199,076
Employee contributions                                        108,974    3,347,506      3,456,480
Investment income               1,120,072        65,519       227,524        7,030      1,420,145
Benefit payments                                             (293,377)  (2,111,862)    (2,405,239)
Administrative expenses                                                    (10,572)       (10,572)
Realized and unrealized
   gain or loss on
   investments                                  991,576     4,236,700                   5,228,276
Transfer from affiliated
   plan                                                       433,467                     433,467
Intrafund transfers              (478,719)       37,991     3,189,662   (2,748,934)             -
                           ----------------------------------------------------------------------
Net assets at
   December 31, 1993         $ 15,362,973  $  6,134,414  $ 14,589,660  $   874,686   $ 36,961,733
                           ======================================================================

 5.  Subsequent Events

Effective January 1, 1994, the Butler Paper Company Capital Accumulation Plan was merged into the Plan. Net assets of $58,409,593 were transferred into the Plan on January 1, 1994.

              Alco Standard Corporation Capital Accumulation Plan

                           Assets Held for Investment

                               December 31, 1993

                                  Description
      Identity of Issue           of Investment         Cost       Current Value
- - - --------------------------------------------------------------------------------

Insurance Contracts
Fixed Income Fund:
  Massachusetts Mutual Life
   Insurance Company           Guaranteed
   Contract #GSA 10291         Investment Contract  $ 5,500,168    $ 5,500,168

  Connecticut General Life     Guaranteed
   Insurance  Company          Investment Contract    9,862,805      9,862,805
                                                  ------------------------------
Total fixed income fund                              15,362,973     15,362,973

Equity Securities
Equity Fund:
  Equitable Capital Management Common Stock
      Corporation              Fund                   3,036,768      6,134,414

Alco Common Stock Fund:
  Alco Standard Corporation*
    Common Stock
    265,289 shares             Common Stock          10,138,616     14,524,658
                                                  ------------------------------
                                                    $28,538,357    $36,022,045
                                                  ==============================

  *Party-in-interest.

              Alco Standard Corporation Capital Accumulation Plan

              Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                          Year ended December 31, 1993




                                                                                       Purchase      Selling              Net Gain
       Identity of Party Involved                    Description of Assets              Price         Price      Cost      (Loss)
- - - ----------------------------------------------------------------------------------------------------------------------------------


Category III--A series of transactions in a security issue aggregating 5% of  plan assets
- - - -----------------------------------------------------------------------------------------

Alco Standard Corporation*                Purchased 93,924 shares in 53 transactions;  $4,137,389   $  634,101 $  537,450 $  96,651
Common Stock                              Sold 14,063 shares in 38 transactions


Dreyfus Service Corporation               Dreyfus Government and Cash Management
                                          Fund--Purchased 1,564,000 units in 13
                                          transactions; sold 1,839,492 units in 43
                                          transactions                                  1,564,000    1,839,492  1,839,492        --

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category I, II, or IV reportable transactions during the year ended
December 31, 1993.

* Party-in-interest.

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                            ALCO STANDARD CORPORATION CAPITAL ACCUMULATION PLAN




By:                                               Date: June 22, 1994
    ----------------------
    Nancy J. Church
    Plan Administrator

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                            ALCO STANDARD CORPORATION CAPITAL ACCUMULATION PLAN





By:  /s/Nancy J. Church                       Date: June 22,1994
    ----------------------
    Nancy J. Church
    Plan Administrator

                                  FORM 11-K

             ALCO STANDARD CORPORATION CAPITAL ACCUMULATION PLAN

                     FISCAL YEAR ENDED DECEMBER 31, 1993




                              INDEX TO EXHIBITS
                              -----------------

Exhibit Number                      Description
- - - --------------                      -----------

Exhibit 23                       Consent of Independent Auditors